FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number 0-50881

Nevsun Resources Ltd.

(Translation of registrant's name into English)

800 - 1075 West Georgia Street

Vancouver, British Columbia

Canada  V6E 3C9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F           Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           No     X

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

NEVSUN RESOURCES LTD.

Interim Consolidated Financial Statements March 31, 2005 (Expressed in United States Dollars)

Unaudited – Prepared by Management

Not Reviewed by an Independent Auditor

NEVSUN RESOURCES LTD.
Interim Consolidated Balance Sheets
(Expressed in United States dollars)

March 31, 2005 and December 31, 2004

		March 31,	December 31,
		2005	2004
		(unaudited)

Assets

Current assets:
Cash and cash equivalents		$1,676,371	$2,570,752
Short-term investments		18,123,296	26,514,081
Accounts receivable and prepaids		1,741,881	307,502

		21,541,548	29,392,335

Property, plant and equipment (note 2)		46,408,877	40,520,962

		$67,950,425	$69,913,297

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities		$3,638,267	$1,098,901
Current portion of long-term liabilities		-	1,096,250

		3,638,267	2,195,151

Long-term liabilities		384,772	1,494,725

Shareholders’ equity:
Share capital (note 4)		139,724,792	139,662,136
Contributed surplus (note 4(b))		5,723,658	5,060,683
Deficit		(81,521,064)	(78,499,398)

		63,927,386	66,223,421

		$67,950,425	$69,913,297

Commitments (note 5)

See accompanying notes to interim consolidated financial statements.

Approved on behalf of the Board:

“Gary E. German”	“Robert J. Gayton”
Director			Director
Gary E. German	Robert J. Gayton

NEVSUN RESOURCES LTD.

Interim Consolidated Statements of Operations and Deficit Unaudited (Expressed in United States dollars)

	Three months ended March 31

	2005	2004
		(Restated,
		note 1)

Expenses:
Accounting and audit	$12,030	$23,422
Amortization	4,150	5,692
Consulting	16,249	21,957
Exploration expenditures (note 3)	2,190,671	3,709,394
Investor relations	35,769	65,824
Legal fees	22,392	11,336
Office	132,620	85,353
Remuneration	147,886	124,286
Stock-based compensation (note 4(b))	466,565	843,381
Transfer, listing and filing fees	17,397	25,610
Travel	10,370	54,584

Loss before the undernoted	(3,056,099)	(4,970,839)

Foreign exchange loss	(10,259)	(6,062)
Investment income	44,692	373,734

Loss for the period	(3,021,666)	(4,603,167)

Deficit, beginning of period	(78,499,398)	(66,047,451)

Deficit, end of period	$(81,521,064)	$(70,650,618)

Basic and diluted loss per share	$(0.04)	$(0.06)

Weighted average number of common shares
outstanding	76,608,294	73,911,340

See accompanying notes to interim consolidated financial statements.

		2

NEVSUN RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
Unaudited
(Expressed in United States dollars)

	Three months ended March 31
	2005	2004
		(Restated,
		note 1)

Cash provided by (used for):

Operations:
Loss for the period	$(3,021,666)	$(4,603,167)
Items not involving the use of cash:
Amortization	4,150	5,692
Stock-based compensation	466,565	843,381
Stock-based compensation, exploration	120,041	282,576
Unrealized foreign exchange on long-term liabilities	(13,703)	(4,617)
Changes in non-cash working capital:
Accounts receivable and prepaids	(1,434,379)	(227,674)
Accounts payable and accrued liabilities	2,539,366	123,885

	(1,339,626)	(3,579,924)
Investments:
Expenditures on property, plant and equipment	(5,815,696)	(89,806)
Construction hold back	(2,192,500)	-
Short-term investment sales (purchases), net	8,390,785	(8,793,224)

	382,589	(8,883,030)
Financing:
Issuance of shares, net of issue costs	62,656	126,555

	62,656	126,555

Increase (decrease) in cash and cash equivalents	(894,381)	(12,336,399)
Cash and cash equivalents, beginning of period	2,570,752	14,519,209

Cash and cash equivalents, end of period	$1,676,371	$2,182,810

Non-cash investing and financing transactions:
Debt for property	$-	138,771
Stock-based compensation charged to property,
plant, and equipment (note 4(b))	76,369	282,576

See accompanying notes to interim consolidated financial statements.

		3

NEVSUN RESOURCES LTD.

Interim Consolidated Notes to Financial Statements Unaudited

(Expressed in United States dollars, unless otherwise stated)

First Quarter Ended March 31, 2005

1.    Basis of presentation:

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company.

The same accounting policies are used in these interim financial statements as for the most recent audited annual financial statements.

The comparative figures for the 2004 quarter have been restated to reflect the change in accounting policy effected at December 31, 2004 for exploration expenditures. Exploration expenditures are now charged to earnings as they are incurred.

2.     Property, plant and equipment:3.

March 31,	December 31,
2005	2004

Mineral properties (note 3)	$13,178,973	$13,178,973
Mineral property under development – Tabakoto, Mali:
Construction in progress	29,955,172	26,177,386
Deferred stripping costs	2,039,037	-

Equipment, at cost less accumulated amortization
$224,089 (2004 - $219,939)	1,235,695	1,164,603

$46,408,877	$40,520,962

3.    Mineral properties:

	Tabakoto Mali	SegalaMali	Bisha/Okreb Eritrea	Augaro/Akurdet Eritrea	Other	Total
Balance December 31,
2004	$2,307,792	$10,626,633$	$121,002	$123,546	-	$ 13,178,973
Acquisition costs	-	-	-		-	-
Exploration:
Assays		63	148,448	-	-	148,511
Consulting engineers		2,805	445,464	300	20,176	468,745
and personnel
Drilling and geophysics		-	800,210	-	784	800,994
Equipment		-	100,401	-	-	100,401
Interest		2,550	-	-	-	2,550
Line cutting and surveying		-	83,312	17,075	3,775	104,162
Transportation and field		43	207,949	-	52	208,024
Administration		-	223,972	-	13,271	237,243
Stock-based compensation		3,377	108,297	-	8,367	120,041

Incurred during the period	8,818	2,118,053	17,375	46,425	2,190,671
Expensed during the period	(8,818)	(2,118,053)	(17,375)	(46,425)	(2,190,671)

Balance March 31, 2005	$2,307,792	$10,626,633	$121,002	$123,546	$ -	$ 13,178,973

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements Unaudited

(Expressed in United States dollars, unless otherwise stated)

First Quarter Ended March 31, 2005

4.	Share capital:

(a) Issued:

	Number	Share
	of shares	amount

Balance, December 31, 2004	76,511,322	$139,662,136
Exercise of options (note 4(b))	125,000	62,656

Balance, March 31, 2005	76,636,322	$139,724,792

(b)	Stock options:
The Company’s shareholders adopted a stock option plan in 1996 that is designed to attract and retain individuals and to reward them for current and expected future performance. The maximum term of the options granted is ten years. The vesting periods of stock options granted vary with terms determined by the board of directors. Since the origin of the plan, the Company has been authorized by its shareholders to grant up to 12,000,000 stock options of which 2,922,000 options have been granted and exercised since 1996, 5,292,000 have been granted and remain outstanding at March 31, 2005 and 3,786,000 remain authorized to be granted at March 31, 2005.

The Company has recorded the fair value of each option granted since January 1, 2003 using the Black-Scholes model with the following weighted average assumptions: expected life of option 5 years, (2004 – 5 years) stock price volatility 95% (2004 - 95%), no dividend yield and a risk free interest rate yield of 3% (2004 – 3%). The fair value is particularly impacted by the Company’s stock price volatility, determined using data from the previous five years.

Stock-based compensation values recorded for March 31, 2005:

Stock-based compensation cost:
Capitalized to mine under construction	$76,369
Expensed - exploration (note 5)	120,041
Expensed - administration	466,565

$662,975

Contributed surplus:

Balance, December 31, 2004	$5,060,683
Grant of options	662,975

Balance, March 31, 2005	$5,723,658

NEVSUN RESOURCES LTD.

Consolidated Notes to Financial Statements Unaudited

(Expressed in United States dollars, unless otherwise stated)

First Quarter Ended March 31, 2005

4.	Share capital (continued):

		Number	Weighted average
		of options	exercise price (CDN$)

	Outstanding, December 31, 2004	4,332,000	$2.45
	Granted	1,265,000	2.36
	Expired	(180,000)	4.02
	Exercised	(125,000)	0.59

	Outstanding, March 31, 2005	5,292,000	$2.41

5.

Commitments
In connection with the Tabakoto power generation, fuel supply and contract mining, the Company has operating supply agreements with approximate minimum payment obligations as follows:

2005 - $3,600,000; 2006 - $4,400,000; 2007 - $5,000,000; 2008 - $7,500,000; 2009 - $7,500,000.

In addition the mining contract has a minimum termination provision of $6,000,000 that declines evenly over the life of the five year contract.

6.	Segmented information:
The Company conducts its business as a single operating segment being the investment, exploration and development of mineral properties. All mineral properties and equipment are situated in Africa. All investment revenues were earned from international sources.

6

MANAGEMENT'S DISCUSSION & ANALYSIS - 2005 FIRST QUARTER

General

The Company's operations consist of the exploration and development of mineral properties in Mali, West Africa and Eritrea, Northeast Africa. The Company is in the transition phase of moving from an explorer to a producer and is building its first operating gold mine at its Tabakoto property in Mali. Production is targeted for Q3 2005. In Eritrea the Company has successfully advanced its exploration programs to identify significant gold and base metal deposits and is progressing its principal project to feasibility.

In Mali, the Tabakoto Mine is being developed within a combined 83 sq km land package that not only contains the Tabakoto deposit but also contains the Segala deposit as well as a number of prime gold exploration targets. The Segala deposit and the exploration targets may provide production growth opportunities for the Company following the start of production at Tabakoto.

In Eritrea in January 2005, after a four month interruption to work programs, the Company recommenced its exploration work with a planned 20,000 meter diamond drill program for the first half of the year and in February started the feasibility work on its Bisha project.

Overview of Performance

The following discussion of performance, financial condition and future prospects should be read in conjunction with the interim consolidated financial statements of the Company and notes thereto for the quarter ended March 31, 2005. This discussion covers the quarter and the subsequent period up to the date of the filing of this MD&A.  All dollar amounts are stated in United States dollars.

The Company's assets totaled approximately $68 million as at March 31, 2005 compared to $70 million at December 31, 2004. Working capital of $18 million at March 31, 2005 has declined by $9 million since December 31, 2004 largely as a result of expenditures on the Company's projects in Mali ($7 million) and Eritrea ($2 million).  The loss for the period was $3 million (Q1 2004 - $4.6 million) and the most significant impact on the loss was the accounting for exploration expenditures ($2.2 million; Q1 2004 - 3.7 million) and stock-based compensation ($466,565; Q1 2004 - $843,381).

Results of Operations

The loss from operations of $3,021,666 for the quarter was most significantly affected by exploration costs of $2,190,671, the non-cash charge of $466,565 for stock-based compensation and the investment income of $44,692. Exploration costs in the first quarter are down from $3,709,394 for Q1 2004 as all Tabakoto related charges are now capitalized as part of the development construction in progress for Tabakoto. The charges for stock based compensation are high due to the assumptions required in the Black-Scholes valuation model, that are impacted by the Company's stock price volatility over the past five years. The investment income is lower than prior year as a result of a combination of a smaller investment portfolio and an unrealized loss on the decline of the short-term investment portfolio, arising due to the reduced demand for US dollar denominated short-term securities. Aside for the above noted three factors, total overheads for the quarter are virtually the same as the comparative period for 2004 (Q1 2005 - $409,122; Q1 2004 - $412,002).

Summary of Quarterly Financial Results

Selected consolidated financial information for the most recent eight quarters (Unaudited and Restated):

	2005 1st	2004 4th	2004 3rd	2004 2nd
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (3,021,666)	$ (1,843,122)	$ (1,259,195)	$ (4,746,463)
(c) Per share loss (basic & fully diluted)	$ (0.04)	$ (0.02)	$ (0.03)	$ (0.06)
	2004 1st	2003 4th	2003 3rd	2003 2nd
(a) Revenue	$ -	$ -	$ -	$ -
(b) Net loss	$ (4,603,167)	$ (5,544,155)	$ (1,764,067)	$ (3,381,521)
(c) Per share loss (basic & fully diluted)	$ (0.06)	$ (0.10)	$ (0.03)	$ (0.06)

The 2004 and 2003 quarterly results have been re-stated for the change in accounting at the end of 2004 for exploration expenditures, so as to expense exploration costs as they are incurred.

Variations in the losses for the most recent eight quarters reflect the impact of a combination of three main factors; significant charges for exploration expenses and stock-based compensation, as well to a lesser extent, variation in investment income:

 (1) exploration expenditures in Q1/2005 $2,190,671, Q4/2004 $1,474,318,  Q3/2004 $764,208, Q2/2004 $3,733,654, Q1/2004 $3,709,394, Q4/2003 $4,714,045, Q3/2003 $1,201,999, Q2/2003 $2,897,131;

(2) stock-based compensation in Q1/2005 $466,565, Q4/2004 $552,516, Q3/2004 $520,812, Q2/2004 $496,113, Q1/2004 $843,381, Q4/2003 $422,140, Q3/2003 $382,617, Q2/2003 $364,038,  and

(3)  investment income in Q1/2005 $44,692, Q4/2004 $374,642, Q3/2004 $404,967, Q2/2004 $(160,188), Q1/2004 $373,734.

Liquidity and Capital Resources

The Company's working capital at March 31, 2005 of $18 million. In order to carry out a substantial exploration program in Eritrea during the fall of 2005, as well as complete the Bisha feasibility study and Tabakoto development, the Company will seek additional funding. Nevsun has been successful in raising funds in the equity market in the past however there is no guarantee that such funding will continue to be available.

Contractual obligations:

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years
Long-Term Debt	384,772	0	0	384,772
Operations Purchase Obligations	28,000,000	3,600,000	16,900,000	7,500,000
Total Contractual Obligations	28,384,772	3,600,000	16,900,000	7,884,772

The long-term debt relates to a liability to the Government of Mali payable from operating cash flows. The long-term liabilities gave declined substantially from December 31, 2004 as a result of the elimination of the construction holdback.

Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its commodity risk investment risk or currency risk. There are no off-balance sheet arrangements. The principal financial instruments affecting the Company's financial condition and results of operations is currently its cash and short-term investment portfolio. To minimize risk the funds are diversified by country, industry and entity, all managed by independent financial managers with ultimate oversight by the Company. Unrealized losses, measured on a portfolio basis, are recorded while unrealized gains are deferred until disposition. Foreign currency exposure is minimized by retaining all but a small portion of both the cash and investment portfolio in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency.

Mineral Property Developments

Tabakoto - Mali

During the second quarter of 2004 Nevsun announced its decision to build the Tabakoto mine in Mali and fund the construction from existing working capital. Production is targeted for Q3 2005 and actual first gold pour will be subject to many variables, including construction, delivery constraints and mill testing. The scheduled production rate outlined in the feasibility study averages 105,000 ounces of gold per year at an ore processing rate of 2000 tonnes per day.  It is too early to determine when targeted production rates will be reached.

The Company entered into a lump sum turnkey contract for the construction of the plant, facilities and key components of infrastructure. As at the time of writing this MD&A it is apparent that the lump sum contract will be exceeded. To ensure the completion of the Project and to control project expenditures the Company has taken over all direct payments to construction contractors and subcontractors. To March 31, 2005 the Company has incurred approximately $32 million of the capital costs to bring Tabakoto into production. The Project site construction is very advanced, with major equipment and construction supplies ordered and considerable materials delivered to site, site preparation advanced and foundations for CIL tanks and the ball mill complete, cranes in place and camp housing facilities and related infrastructure largely complete. The process plant itself is in the very early stages of construction. Pre-stripping and stock piling of ore has commenced and is expected to be sufficient for start of processing later this year.

The strategic operating plan for Tabakoto is to commence with the mining of the Tabakoto open pit, with a scheduled production life of 5 years, followed by an additional 4 years of mining the Segala open pit on the adjoining Segala concession. The Segala open pit will lie approximately 5 km from the Tabakoto infrastructure. The Company will also be re-evaluating the economics of mining the Segala deposit. The plant has been pre-designed to allow for the potential additional volumes.

Exploration drilling has been conducted at Tabakoto to a depth of approximately 600m. The Tabakoto open pit reserves have been defined for a pit with a depth of 205m. An underground pre-feasibility was conducted in 2000 to investigate the potential for future underground mining below the Tabakoto open pit. It is intended to re-evaluate the underground potential at Tabakoto once surface operations have commenced. This will allow a live mining model to be fully compared to the current geological model for future optimization studies.

Bisha - Eritrea

The exploration program expenditures on the Bisha property in Eritrea was approximately $2 million in Q1 2005 ($2.3 million in Q1 2004). Note 3 to the quarterly financial statements provides a breakdown of the various costs incurred. Exploration drilling during Q1 2005 was       10,032 meters, which brings total drilling by the Company on the property to over 60,000 meters (virtually all diamond drilling).

The Bisha Main VMS Deposit has three distinct zones, the oxide gold zone, supergene copper zone and the primary sulphide zones. The Indicated resource estimate for the surface oxide gold zone is 4.984 million tonnes averaging 6.51 g/t Au (using a 0.5 g/t Au cut-off grade) for a total of 1.04 million ounces of gold. The Indicated resource for the supergene copper zone totals 7.645 million tonnes averaging 3.47% Cu (using a 0.5 % Cu cut-off grade) for a total of 585 million pounds of copper. The primary sulphide zone is comprised of a primary zone and a zinc-rich zone, the latter containing an Indicated resource of 8.413 million tonnes grading 9.04 % Zn totaling 1.68 billion pounds of zinc and 1.12% Cu totaling 207.7 million pounds of copper (using a 2.0 % Zn cut-off grade).

Indicated	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	4,984.1	6.51	30.00	0.10	0.08	1.04 m oz Au
Supergene Cu	0.5% Cu	7,644.8	0.46	35.56	3.47	0.87	585 m lb Cu
Primary	2.0% Zn	1,711.5	0.74	29.59	0.97	3.07
Primary Zn	2.0% Zn	8,413.3	0.76	58.27	1.12	9.04	1,680m lb Zn
Total tonnes		22,753.7

Inferred	Cut-off	Tonnes (000's)	Au g/t	Ag g/t	Cu %	Zn %	Content of principal metal
Oxides Au	0.5g/t Au	122.0	3.34	18.20	0.12	0.07
Supergene Cu	0.5% Cu	185.6	0.09	30.14	3.26	1.04
Primary	2.0% Zn	392.0	0.75	35.20	1.24	3.03
Primary Zn	2.0% Zn	5,150.9	0.70	59.67	0.84	8.28	940 m lb Zn
Total tonnes		5,850.0

In February 2005 the Company formally engaged AMEC to commence an economic feasibility study for the Bisha Main Zone. The feasibility study will consider metallurgy, mining and processing methods, infrastructure and environmental impacts. It is anticipated that the study will take approximately twelve months to complete.

In March 2005 the Company made an additional discovery of a massive sulphide zone approximately 9.5 kilometers southwest of the Bisha Main deposit. Results for this new Harena zone, as well as results for the North West zone drilling were released on April 5th and 12th respectively. These two additional zones are seen to be potential sources of supplemental feed for the proposed processing facility at Bisha.

In mid April the Company released the results of an additional deep hole on the Bisha Main deposit that extends the depth of the deposit on section171550. The single hole included approximately 12.74% zinc over 84 meters.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company's estimate of recoverable value on its property, plant and equipment as well as the value assigned to stock-based compensation expense. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company's control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation expense and hence results of operations, there is no impact on the Company's financial condition.

The Company's recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. Bearing these risks in mind, the Company has assumed recent world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on resource estimates on properties in Eritrea as well as reserve reports by independent engineers for the Mali properties. All of these assumptions are potentially subject to change, out of the Company's control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

Change in Accounting Policy

There have been no changes to accounting polices during the quarter however prior periods have been restated to reflect the change in accounting that was effected in the annual 2004 financial statements for exploration costs.

Forward Looking Statements

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world metals markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.  Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved.

"John A. Clarke"

John A. Clarke

President & CEO

May 12, 2005

Form 52-109F2 - Certification of Interim Filings

I John A. Clarke, Chief Executive Officer of Nevsun Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevsun Resources Ltd. (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: May 12, 2005

"John A. Clarke"
John A. Clarke

Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I Clifford T. Davis, Chief Financial Officer of Nevsun Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Nevsun Resources Ltd. (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

Date: May 12, 2005

"Cliff T. Davis"

____________________

Clifford T. Davis
Chief Financial Officer

Nevsun Resources Ltd.
800-1075 West Georgia Street, Vancouver BC V6E 3C9

May 13, 2005

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Alberta Securities Commission

Toronto Stock Exchange

Commission des valeurs mobilieres

American Stock Exchange

du Quebec

Attention: Statutory Filings

Dear Sirs:

Re: Nevsun Resources Ltd., Interim Financial Statements and MD&A

We confirm that the above information for the first quarter ended March 31, 2005 was mailed on May 13, 2005 to each shareholder of our securities on the supplemental list.

Yours truly,
Nevsun Resources Ltd.

Maureen D. Carse

Corporate Secretary

/mc

cc:  Miller Thomson LLP